SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐       No    ☒

On June 29, 2016, Mobileye N.V. held its 2016 annual general meeting of shareholders (the “Annual General Meeting”) at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, at 9:30 A.M., Amsterdam time. In accordance with Dutch law, only holders of record of the Company’s registered ordinary shares outstanding at the close of business in New York on June 1, 2016 were entitled to attend and vote at the Annual General Meeting. The following proposals were approved at the Annual General Meeting with the following vote tallies:

Proposal	For	Against	Abstain	Total Votes Cast

Adoption of the Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards for the year ended December 31, 2015 (the “2015 Accounts”); and approval of the addition of the Company’s net profits for the financial year ended December 31, 2015, as set forth in the 2015 Accounts, to the Company’s retained earnings reserve.	149,960,130 (68.35% of issued share capital)	80,890 (0.03% of issued share capital)	2,133,735 (0.97% of issued share capital)	152,174,755

To grant to all of the present and former members of the Board of Directors of the Company discharge from liability in accordance with Dutch law for the performance of their duties during the year ended December 31, 2015.	149,637,583 (68.20% of issued share capital)	346,343 (0.15% of issued share capital)	2,190,829 (0.99% of issued share capital)	152,174,755

To re-elect Mr. Peter Seth Neustadter as a non-executive director of the Company, having a three-year term expiring at the end of the annual general meeting of shareholders to be held in the year 2019.	150,029,981 (68.38% of issued share capital)	113,524 (0.05% of issued share capital)	2,031,250 (0.92% of issued share capital)	152,174,755

To re-elect Mr. Eyal Desheh as a non-executive director of the Company, having a three-year term expiring at the end of the annual general meeting of shareholders to be held in the year 2019.	150,022,729 (68.38% of issued share capital)	121,157 (0.05% of issued share capital)	2,030,869 (0.92% of issued share capital)	152,174,755

Proposal	For	Against	Abstain	Total Votes Cast

To grant authority to the Board of Directors to repurchase up to 10% of the Company’s issued share capital, during the 18-month period ending December 29, 2017, on the open market, through a privately negotiated transaction or in one or more self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which the Company’s shares are listed or quoted.	149,581,529 (68.18% of issued share capital)	140,030 (0.06% of issued share capital)	2,453,196 (1.11% of issued share capital)	152,174,755

To appoint PricewaterhouseCoopers Accountants N.V. to serve as the Company’s independent public accounting firm to audit the Company’s Dutch statutory accounts for the year ending December 31, 2016.	152,061,734 (69.31% of issued share capital)	63,140 (0.02% of issued share capital)	49,881 (0.02% of issued share capital)	152,174,755

To approve the addition of an Appendix B-United States to the Company’s 2014 Equity Incentive Plan, which would allow for the grant to U.S. taxpayer employees of the Company and its subsidiaries of stock options intended to qualify as incentive stock options under United States tax laws.	97,333,188 (44.36% of issued share capital)	52,798,152 (24.06% of issued share capital)	2,043,415 (0.93% of issued share capital)	152,174,755

The following proposal was considered by shareholders but was not approved. The vote tally with respect to this proposal was as follows:

Proposal	For	Against	Abstain	Total Votes Cast

To grant to the Board of Directors the power to issue shares (including restricted shares) and/or grant rights to acquire shares (including options to subscribe for shares and restricted shares), never to exceed the number of authorized but unissued shares, and to limit or exclude the pre-emptive rights of shareholders with respect to the issuance of shares and/or the grant of the right to acquire shares, for the five-year period ending June 29, 2021.	67,758,778 (30.88% of issued share capital)	82,358,730 (37.54% of issued share capital)	2,057,247 (0.93% of issued share capital)	152,174,755

Notwithstanding the rejection of the proposal, the Board of Directors will continue to have the power to issue shares and grant the right to acquire shares within the limits of the Company's authorized share capital from time to time and to exclude or limit pre-emptive rights until July 10, 2019 under authority previously granted by the Company's shareholders in 2014.

The complete Notice of and Agenda for the Annual General Meeting, including the related Shareholders Circular and the 2015 Accounts, is available on the Company’s website, www.mobileye.com, was furnished to the Securities and Exchange Commission (“SEC”) under cover of Form 6-K on June 2, 2016, and was made available to the Company’s shareholders in accordance with applicable requirements.

The 2015 Accounts and the minutes of the Annual General Meeting will be posted on the Company’s website by no later than June 30, 2016.

Exhibit No.	Description of Exhibit

99.1	2015 Dutch statutory accounts of the Company; incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on June 2, 2016.
99.2	Appendix B-United States to the Company’s 2014 Equity Incentive Plan; incorporated by reference to Exhibit 99.2 to the Report on the Form 6-K filed on June 2, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2016

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer